UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Affirm Holdings, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
00827B106
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Max R. Levchin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,625,178 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,625,178 (1)(2)
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,095,766 shares (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6% (2)(4)(5)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 15,397,650 shares of Class B common stock held by Mr. Levchin, (ii) 10,352,528 shares of Class B common stock held by 2012 MRL Investments LLC; and (iii) 1,875,000 shares of Class A common stock which Mr. Levchin has the right to acquire within 60 days after December 31, 2021 upon the exercise of stock options. Mr. Levchin has sole voting and investment power over the shares held by 2012 MRL Investments LLC. As joint settlors of the Levchin 2012 Irrevocable Trust, Mr. Levchin and his spouse jointly have the right to acquire the shares held by the trust within 60 days of December 31, 2021 but do not have voting or investment power over such shares.
(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.
(3)	Includes (i) 15,397,650 shares of Class B common stock held by Mr. Levchin, (ii) 735,294 shares of Class A common stock held by the Levchin 2012 Irrevocable Trust, (iii) 735,294 shares of Class B common stock held by the Levchin 2012 Irrevocable Trust; (iv) 10,352,528 shares of Class B common stock held by 2012 MRL Investments LLC; and (v) 1,875,000 shares of Class A common stock which Mr. Levchin has the right to acquire within 60 days after December 31, 2021 upon the exercise of stock options. Mr. Levchin has sole voting and investment power over the shares held by 2012 MRL Investments LLC. As joint settlors of the Levchin 2012 Irrevocable Trust, Mr. Levchin and his spouse jointly have the right to acquire the shares held by the trust within 60 days of December 31, 2021 but do not have voting or investment power over such shares.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by Mr. Levchin as set forth in Row 9 by (b) the sum of (i) 222,313,582 shares of Class A common stock outstanding as of December 31, 2021, as reported by the Issuer to Mr. Levchin, (ii) 26,485,472 shares of Class B common stock beneficially owned by Mr. Levchin (which number includes the shares of Class B common stock deemed beneficially owned by Mr. Levchin), and (iii) 1,875,000 shares of Class A common stock which Mr. Levchin has the right to acquire within 60 days after December 31, 2021 upon the exercise of stock options. The aggregate number of shares of Class B common stock beneficially owned by Mr. Levchin as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of Mr. Levchin.
(5)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to fifteen votes. The percentage reported does not reflect the fifteen for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

Item 1
(a)    Name of issuer: Affirm Holdings, Inc. (the “Issuer”)
    (b)    Address of issuer's principal executive offices:
650 California Street
San Francisco, CA 94108

Item 2
(a)    Name of person filing: Max R. Levchin

(b)    Address of principal business office or, if none, residence:
650 California Street
San Francisco, CA 94108

(c)    Citizenship: U.S.A.

    (d)    Title of class of securities: Class A common stock

    (e)    CUSIP No,: 00827B106

Item 3    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4    Ownership:
See Items 5-9 and 11 on the cover page for the Reporting Person, and Item 2, which are incorporated by reference.

Item 5    Ownership of 5 Percent of Less of a Class: Not applicable.

Item 6    Ownership of More than 5 Percent on Behalf of Another Person: Not applicable.

Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8    Identification and Classification of Members of the Group: Not applicable.

Item 9    Notice of Dissolution of Group: Not applicable.

Item 10    Certification: Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2022

Max R. Levchin

By:	/s/ Max R. Levchin